OMB APPROVAL

OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response .........11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

DepoMed, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

249908 10 4
(CUSIP Number)

Linda L. Curtis, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
(213) 229-7582
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2003
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 2 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS Capital Corp.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): CO

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 3 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS Life Sciences Technology Fund II NC Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): PN

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 4 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS Life Sciences Technology Fund II Quebec Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): PN

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 5 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MLII Co-Investment Fund NC Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): PN

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 6 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SC Biotechnology Development Fund LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): PN

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 7 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS LSTF II (NCGP) Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): CO

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 8 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS LSTF II (QGP) Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): CO

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 9 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MLII (NCGP) Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): CO

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 10 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SC (GP) Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): CO

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 11 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS Health Ventures Management Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): CO

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 12 of 27 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Michael Callaghan

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): AF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(7)	Sole Voting Power	0

		(8)	Shared Voting Power	3,124,998(1)

		(9)	Sole Dispositive Power	0

		(10)	Shared Dispositive Power	3,124,998(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,124,998(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(2)

(13)	Percent of Class Represented by Amount in Row (11): 11.8%(3)

(14)	Type of Reporting Person (See Instructions): IN

(1)

Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.

(2)

Excludes 9,375,006 shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 – Voting Commitments below.

(3)

The percent beneficial ownership of the voting stock is based on 16,460,566 shares of Common Stock outstanding on March 14, 2003, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002, together with 10,069,445 shares of Common Stock (including the shares underlying the Purchasers’ Warrants exercisable from and after July 21, 2003) purchased and sold by the Issuer on April 21, 2003, pursuant to the Securities Purchase Agreement dated April 21, 2003 by and among the Issuer and the parties specified on the signature pages attached thereto.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 13 of 27 Pages

ITEM 1.

SECURITY AND ISSUER

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (“Common Stock”) and warrants to purchase shares of Common Stock, exercisable for the five year period commencing July 21, 2003, with an initial exercise price equal to $2.16 per share (“Warrants”) of DepoMed, Inc., a California corporation (the “Issuer”) acquired pursuant to the Securities Purchase Agreement by and among the Issuer and the parties specified on the signature pages attached thereto (the “Purchase Agreement”). The Common Stock and Warrants sometimes are collectively referred to as the “Securities” in this Schedule 13D.

The address of the Issuer’s principal executive offices is 1360 O’Brien Drive, Menlo Park, California 94025.

ITEM 2.

IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of the following persons: MDS Capital Corp., a corporation incorporated under the laws of Ontario, Canada (“MDS Capital”); MDS Life Sciences Technology Fund II NC Limited Partnership, an Ontario limited partnership (“Life NC”); MDS Life Sciences Technology Fund II Quebec Limited Partnership, a Quebec limited partnership (“Life Quebec”); MLII Co-Investment Fund NC Limited Partnership, an Ontario limited partnership (“MLII NC”); SC Biotechnology Development Fund LP, a Cayman Islands limited partnership (“SC Biotech”); MDS LSTF II (NCGP) Inc., an Ontario corporation (“NCGP”); MDS LSTF II (QGP) Inc., a Quebec corporation (“QGP”); MLII (NCGP) Inc., an Ontario corporation (“MLII GP”); SC (GP) Inc., a Cayman Islands corporation (“SCGP”); MDS Health Ventures Management Inc., an Ontario Corporation (“MDS Health”) and Michael Callaghan, an individual and citizen of Canada (collectively, “Reporting Persons”) pursuant to their joint filing agreement regarding this Schedule 13D (the “Joint Filing Agreement,” attached hereto as Exhibit 3). Life NC, Life Quebec, MLII NC and SC Biotech are sometimes collectively referred to as “Purchasers” in this Schedule 13D.

Appendix A attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of MDS Capital and each executive officer and director of NCGP, QGP, MLII GP, SCGP and MDS Health the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

MDS Capital’s principal business is to participate in the financing and development of health-related technologies by providing financial, managerial and other support to companies, entrepreneurs and scientists involved in the medical and health care industries. The principal business address of MDS Capital is 100 International Boulevard, Toronto, Ontario M9W 6J6.

Life NC’s principal business is to invest in companies in the health care and life sciences sectors, with a focus on bioinformatics, telemedicine, medical robotics and biochips. The principal business address of Life NC is 100 International Boulevard, Toronto, Ontario M9W 6J6.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 14 of 27 Pages

Life Quebec’s principal business is to invest in companies in the health care and life sciences sectors. The principal business address of Life Quebec is 1550 Metcalfe Street, Suite 602, Montreal, Quebec H3A 1X6.

MLII NC’s principal business is to invest in companies in the health care and life sciences industries. The principal business address of MLII NC is 100 International Boulevard, Toronto, Ontario M9W 6J6.

SC Biotech’s principal business is to invest in companies involved in broad-based technology platforms for the health care and life sciences markets, with a particular objective of facilitating technology transfers by way of licenses from joint ventures and companies in which the fund is invested in favor of new or existing entities in Taiwan. The principal business address of SC Biotech is One Capital Place, P.O. Box 897, GT Grand Cayman, Cayman Islands.

NCGP’s principal business is acting as the general partner of Life NC. The principal business address of NCGP is 100 International Boulevard, Toronto, Ontario M9W 6J6.

QGP’s principal business is acting as the general partner of Life Quebec. The principal business address of QGP is 1550 Metcalfe Street, Suite 602, Montreal, Quebec H3A 1X6.

MLII GP’s principal business is acting as the general partner of MLII NC. The principal business address of MLII GP is 100 International Boulevard, Toronto, Ontario M9W 6J6.

SCGP’s principal business is acting as the general partner of SC Biotech. The principal business address of SCGP is One Capital Place, P.O. Box 897, GT Grand Cayman, Cayman Islands.

MDS Health’s principal business is acting as an investment counselor and portfolio manager of certain funds. The principal business address of MDS Health is 100 International Boulevard, Toronto, Ontario M9W 6J6.

Mr. Callaghan serves as Sr. Vice-President of MDS Capital. Mr. Callaghan’s principal office is at MDS Capital located at 100 International Boulevard, Toronto, Ontario M9W 6J6.

None of the Reporting Persons or the individuals listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

None of the Reporting Persons or the individuals listed in Appendix A has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 21, 2003, the Issuer and the Purchasers entered into the Purchase Agreement pursuant to which the Issuer agreed to sell and the Purchasers agreed to purchase shares of

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 15 of 27 Pages

Common Stock at a price of $2.16 per share and Warrants at an initial exercise price of $2.16 per share. Pursuant to the Purchase Agreement, on April 21, 2003, the following purchases occurred: Life NC acquired 1,041,666 shares of Common Stock and 364,584 Warrants, using funds from working capital; Life Quebec acquired 347,222 shares of Common Stock and 121,528 Warrants, using funds from working capital; MLII NC acquired 462,962 shares of Common and 162,037 Warrants, using funds from working capital; and SC Biotech acquired 462,962 shares of Common Stock and 162,037 Warrants, using funds from working capital.

ITEM 4.

PURPOSE OF THE TRANSACTION

The Securities have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business. Michael Callaghan participates directly and certain other Reporting Persons may be deemed to participate indirectly in the management of the Issuer through representation on the Issuer’s Board of Directors (the “Board”) by virtue of Mr. Callaghan’s appointment to fill a vacancy on the Board effective as of April 22, 2003. For further information, see Items 2 and 6 hereof.

The Reporting Persons intend to review the investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Securities or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market conditions and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals, which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors of management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 16 of 27 Pages

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be traded in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j) Any action similar to any of those listed above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 2,314,812 shares of Common Stock and 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003, representing in the aggregate approximately 11.8% of the outstanding shares of Common Stock, based on the number of shares of Common Stock reported to be outstanding as of March 14, 2003, in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2003, together with the number of Securities purchased (including the shares underlying the Purchaser’s Warrants exercisable on July 21, 2003) pursuant to the Purchase Agreement. Each Reporting Person disclaims beneficial ownership of any Securities beneficially owned by any other Reporting Person.

Due to their relationship with one another and the voting covenant contained in the Purchase Agreement and certain other nominee voting commitments entered into by certain other shareholders identified in Item 6 below which were entered into as a condition to closing the purchase of Securities by the Purchasers described below in Item 6, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock and Warrants. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or Warrants held by any other Reporting Person.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 17 of 27 Pages

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

		Common Stock	Underlying Warrants(1)

Life NC	0	2,314,812	810,186	3,124,998	11.8%
Life Quebec	0	2,314,812	810,186	3,124,998	11.8%
MLII NC	0	2,314,812	810,186	3,124,998	11.8%
SC Biotech	0	2,314,812	810,186	3,124,998	11.8%
Other Reporting Persons	0	2,314,812	810,186	3,124,998	11.8%

(1)

Warrants are exercisable for five years commencing July 21, 2003 (90 days after their acquisition).

(c)

Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock or the Warrants in the 60 days prior to filing this Schedule 13D.

(d)

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Purchase Agreement

The Purchase Agreement provides that the Issuer’s agreement with each of the several purchasers thereunder, is a separate agreement and the sale of Securities to each of the individual purchasers is a separate sale. Capitalized terms used in this Item 6 and not otherwise defined herein have the respective meanings set forth in the Purchase Agreement, filed as Exhibit 1.

So long as the MDS Parties (defined below) are the beneficial owners of a number of shares of Common Stock equal to at least 25% of the aggregate number of shares of Common Stock purchased by the MDS Parties on the Closing Date, the MDS Parties then holding the Securities shall have the right pursuant to the Purchase Agreement to nominate one director (“MDS Nominee”) for election to the Issuer’s Board of Directors. Pursuant to the Purchase Agreement, the Issuer agreed to use its best efforts to cause such election to be effective one day after the Closing Date. The Issuer agreed to cause the MDS Nominee to continue as a member of the Issuer’s Board of Directors for so long as the MDS Parties, together with their affiliates

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 18 of 27 Pages

and subsidiaries, are the beneficial owners of a number of shares of Common Stock equal to at least 25% of the aggregate number of shares of Common Stock purchased by the MDS Parties at the Closing Date. The term “MDS Parties” means collectively, (i) MDS Capital, (ii) any Affiliate of MDS Capital or any other MDS Party, and (iii) any Person which is an investment fund to which MDS Capital or any of its Affiliates provides investment management and/or advisory services, which currently includes the Purchasers.

The Purchase Agreement also provides that so long as the Purchasers, as defined in the Purchase Agreement, and the MDS Parties are the beneficial owners of a number of shares of Common Stock equal to at least 25% of the aggregate number of shares of Common Stock purchased at the Closing Date, the Issuer and MDS Parties then holding the Securities shall jointly nominate for election to the Issuer’s Board of Directors an individual (the “Issuer Nominee”) who is an “independent director” (as defined in the Purchase Agreement) with extensive experience in pharmaceutical development.

Pursuant to the terms of the Purchase Agreement, the Issuer has agreed at its expense to prepare and file a Registration Statement with the SEC to register the resale of the Securities by the Purchasers and each other purchaser of the Securities. If the Registration Statement is not effective within a specified period of time after the Closing Date, the Purchasers (and each other purchaser of Securities pursuant to the Purchase Agreement) are entitled to receive additional warrants to purchase 5% of the number of shares of Common Stock each Purchaser purchased pursuant to the Purchase Agreement (each, an “Additional Warrant”). To the extent that the Registration Statement is not declared effective at the end of each 30-day period following the date the first Additional Warrant is issued (subject to tolling and extension in certain circumstances described in the Purchase Agreement), each Purchaser is entitled to receive an Additional Warrant on that date. If the Registration Statement becomes effective in the middle of any of the 30-day periods, Additional Warrants will be issued for the portion of that 30 days which has elapsed.

The Issuer also has agreed to indemnify the Purchasers (i) for any losses suffered from any material misstatements or omissions or breaches of representations, warranties, covenants or agreements in the Purchase Agreement and (ii) upon the resale of the Securities for any losses suffered or incurred based upon (A) any Untrue Statement on or after the effective date of the Registration Statement, or on or after the effective date of any prospectus or prospectus supplement or the date of any sale by the Purchaser thereunder, with certain limitations; or (B) any failure by the Issuer to comply with any undertaking in the Registration Statement or under federal or state securities law.

Voting Commitments

Pursuant to the Purchase Agreement and as a condition to closing the purchase of Securities by the Purchasers, certain existing shareholders of the Issuer executed and delivered nominee voting commitments whereby the shareholders listed below agreed to vote their Common Stock, and any other securities with voting rights, to elect to the Issuer’s Board of Directors those individuals designated as the MDS Nominee and the Issuer Nominee. In addition, the Purchase Agreement itself contained a covenant among the purchasers thereunder (including the Purchasers) to vote their shares in the same manner. As a result, the Reporting

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 19 of 27 Pages

Persons and the other shareholders listed below may be deemed to be a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock and Warrants. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or Warrants held by any of the shareholders listed below.

Shareholders subject to nominee voting commitments – Non-purchasers

John N. Shell
John W. Shell
Orbimed Advisors, LLC

Shareholders subject to voting covenant in Purchase Agreement

Life NC
Life Quebec
SC Biotech
MLII NC
HBM Bioventures (Cayman) Ltd.
Biovail Laboratories Incorporated
Special Situations Private Equity Fund, L.P.
Special Situations Cayman Fund, L.P.
Special Situations Fund III, L.P.
H&Q Healthcare Investors
H&Q Life Sciences Investors
Easton Hunt Capital Partners, L.P.
Quogue Capital, LLC
Donald G. Drapkin

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

The Purchase Agreement is filed as an Exhibit to this Schedule 13D and is incorporated herein by reference in its entirety in response to this Item 6. The foregoing description of the terms and provisions of these documents is a summary only and is qualified in its entirety by reference to such documents.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 20 of 27 Pages

ITEM 7.

MATERIAL FILED AS EXHIBITS

1

Securities Purchase Agreement dated as of April 21, 2003 by and among DepoMed, Inc. and the purchasers listed on the signature pages attached thereto (incorporated by reference to Exhibit 10.1 to DepoMed, Inc.’s Current Report on Form 8-K, as filed with the SEC on April 25, 2003).

2

Schedule of Purchasers to the Securities Purchase Agreement referenced above (filed herewith).

3

Joint Filing Agreement, dated April 29, 2003 (filed herewith).

4

Power of Attorney, dated April 29, 2003 (filed herewith).

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 21 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of April 29, 2003

MDS Capital Corp.
By:	/s/ GREGORY GUBITZ	/s/ GRAYSANNE BEDELL

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Sr. Vice-President and Secretary	Vice-President—Legal

MDS Life Sciences Technology Fund II NC Limited Partnership By: MDS LSTF II (NCGP) Inc., its General Partner
By:	/s/ GREGORY GUBITZ	/s/ GRAYSANNE BEDELL

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President and Director	Secretary

MDS Life Sciences Technology Fund II Quebec Limited Partnership By: MDS LSTF II (QGP) Inc., its General Partner
By:	/s/ GREGORY GUBITZ	/s/ GRAYSANNE BEDELL

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President	Secretary

MLII Co-Investment Fund NC Limited Partnership By: MLII (NCGP) Inc., its General Partner
By:	/s/ GREGORY GUBITZ	/s/ GRAYSANNE BEDELL

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President and Director	Secretary

SC Biotechnology Development Fund LP By: SC (GP) Inc., its General Partner
By:	/s/ EVE WILSON	/s/ WILLIAM WALMSLEY

Name:	Eve Wilson	William Walmsley
Title:	Directors of Cardinal Investments Limited, Director of SC (GP) Inc.

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 22 of 27 Pages

MDS LSTF II (NCGP) Inc.
By:	/s/ GREGORY GUBITZ	/s/ GRAYSANNE BEDELL

Name: Title:	Gregory Gubitz Vice-President and Director	Graysanne Bedell Secretary
MDS LSTF II (QGP) Inc.
By:	/s/ GREGORY GUBITZ	/s/ GRAYSANNE BEDELL

Name: Title:	Gregory Gubitz Vice-President	Graysanne Bedell Secretary
MLII II (NCGP) Inc.
By:	/s/ GREGORY GUBITZ	/s/ GRAYSANNE BEDELL

Name: Title:	Gregory Gubitz Vice-President and Director	Graysanne Bedell Secretary
SC (GP) Inc.
By:	/s/ EVE WILSON	/s/ WILLIAM WALMSLEY

Name:	Eve Wilson	William Walmsley
Title:	Directors of Cardinal Investments Limited, Director of SC (GP) Inc.
MDS Health Ventures Management Inc.
By:	/s/ MICHAEL CALLAGHAN	/s/ RICHARD LOCKIE

Name: Title:	Michael Callaghan Vice-President	Richard Lockie Vice-President
/s/ MICHAEL CALLAGHAN Michael Callaghan

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 23 of 27 Pages

APPENDIX A

MDS Capital Corp.: Sole Shareholder of the General Partners of the Purchasers

Unless otherwise noted below, each of the listed individuals is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6. Unless otherwise noted, each of the listed persons’ principal occupation is also their position with MDS Capital.

NAME/PLACE of CITIZENSHIP	POSITION with MDS CAPITAL	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS

Edward Rygiel	Director/Executive Chairman	Executive Vice-President of MDS Inc.
Michael Burns	Director	Chairman, The Sentinel Group	1450 Creekside Drive, Suite 100 Vancouver, B.C. V6J5B3
Peter de Auer	Director	President, Cluster Asset Management Inc.	130 Bloor Street West, Suite 600 Toronto, Ontario M5S 1N5
Gary Goertz	Director	Corporate Director	8276 Old Church Road Bolton, Ontario L7E 5S1
Richard Johnston	Director	Independent Consultant	1325 Winterberry Drive Burlington, Ontario L7P 4S7
James Osborne	Director	President, Westgate Capital Corp.	167 Lombard Ave., Suite 808 Winnipeg, Manitoba R3B 0V3
Anthony Pullen	Director	Managing Director, Loewen, Ondaajtje, McCutcheon Limited	55 Avenue Road, Suite 2250 Toronto, Ontario M5R 3L2
Mark Weisdorf	Director	Vice-President, Private Market Investments, Canada Pension Plan Investment Board	1 Queen Street East, Suite 2700 Toronto, Ontario M5C 2W5
Michael Muller	President/ Chief Executive Officer
Michael Callaghan	Sr. Vice-President
Darrell Elliot	Sr. Vice-President
Gregory Gubitz	Sr. Vice-President/ Secretary
Richard Lockie	Sr. Vice-President
Daniel Nixon	Sr. Vice-President
Jean-Christophe Renondin - France	Sr. Vice-President		1550 Metcalf St., Suite 602 Montreal, Quebec H3A 1X6
Brian Underdown	Sr. Vice-President
Steven West - Britain	Sr. Vice-President
Robert Allan	Vice-President
Brian Baker	Vice-President Finance
Graysanne Bedell	Vice-President Legal
Denise Arsenault	Interim Vice-President Finance
Gerald Brunk – United States	Vice-President		245 First St., Suite 1800 Cambridge, MA 02142
Anthony Flynn	Vice-President
Vincent Lum	Vice-President		1095 W. Pender St. Suite 1120 Vancouver, B.C. V6E 2M6
Benjamin Rovinski	Vice-President

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 24 of 27 Pages

MDS Health Ventures Management Inc.: Manager of Life NC

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

NAME	POSITION with MDS Health Ventures	PRINCIPAL OCCUPATION

Edward Rygiel	Director	Executive Vice-President of MDS Inc.
Brian Baker	Controller	Vice-President – Finance of MDS Capital
Gregory Gubitz	Secretary	Sr. Vice-President of MDS Capital
Michael Callaghan	Vice President/ Authorized Trading Officer	Sr. Vice-President of MDS Capital
Richard Lockie	Vice President/ Authorized Trading Officer	Sr. Vice-President of MDS Capital

MDS LSTF II (NCGP) Inc.: General Partner of Life NC

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

NAME/ PLACE of CITIZENSHIP	POSITION with MDS LSTF II (NCGP)	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS

Edward Rygiel	Director/President	Executive Chairman of MDS Inc.
Gregory Gubitz	Director/Vice-President	Sr. Vice-President of MDS Capital
Brian Baker	Controller	Vice-President – Finance of MDS Capital
Graysanne Bedell	Secretary	Vice-President – Legal of MDS Capital
Michael Callaghan	Vice-President	Sr. Vice-President of MDS Capital
Darrell Elliot	Vice-President	Sr. Vice-President of MDS Capital
Richard Lockie	Vice-President	Sr. Vice-President of MDS Capital
Daniel Nixon	Vice-President	Sr. Vice-President of MDS Capital
Jean-Christophe Renondin – France	Vice-President	Sr. Vice-President of MDS Capital	1550 Metcalf St., Suite 602 Montreal, Quebec H3A 1X6
Steven West - Britain	Vice-President	Sr. Vice-President of MDS Capital

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 25 of 27 Pages

MDS LSTF II (QGP) Inc.: General Partner of Life Quebec

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 1550 Metcalfe Street, Suite 602, Montreal, Quebec H3A 1X6.

NAME/ PLACE of CITIZENSHIP	POSITION with MDS LSTF II (NCGP)	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS

Edward Rygiel	Director/President	Executive Chairman of MDS Inc.
Bernard Coupal	Director	President, Societe en Commandite T2C2/BIO	1550 Metcalf St., Suite 502 Montreal, Quebec H3A 1X6
Maurice Forget	Director	Partner, Fasken Martineau DuMoulin LLP	800 Place Victoria, Montreal, Quebec H3B 4S9
Gilbert Godin	Director	Group Vice-President, Early Stage Development, MDS Pharma Services Division, MDS (Canada) Inc.	2350 Cohen Street St. Laurent, Quebec H4R 2N6
Jean Page	Director	Managing Director, National Bank Financial Inc.	1155 Metcalfe St. 5th Floor Montreal, Quebec H3B 4S9
Graysanne Bedell	Secretary	Vice-President – Legal of MDS Capital	100 International Boulevard Toronto, Ontario M9W 6J6
Gregory Gubitz	Vice-President	Sr. Vice-President of MDS Capital	100 International Boulevard Toronto, Ontario M9W 6J6
Jean-Christophe Renondin – France	Vice-President	Sr. Vice-President of MDS Capital

MLII (NCGP) Inc: General Partner of MLII NC

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

NAME/PLACE of CITIZENSHIP	POSITION with MLII (NCGP)	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS

Edward Rygiel	Director/President	Executive Chairman of MDS Inc.
Gregory Gubitz	Director/Vice-President	Sr. Vice-President of MDS Capital
Graysanne Bedell	Secretary	Vice-President – Legal of MDS Capital
Michael Callaghan	Vice-President	Sr. Vice-President of MDS Capital
Darrell Elliott	Vice-President	Sr. Vice-President of MDS Capital	1095 W. Pender St., Suite 1120 Vancouver, B.C. V6E 2M6
Richard Lockie	Vice-President	Sr. Vice-President of MDS Capital
Daniel Nixon	Vice-President	Sr. Vice-President of MDS Capital
Jean-Christophe Renondin - France	Vice-President	Sr. Vice-President of MDS Capital	1550 Metcalf St., Suite 602 Montreal, Quebec H3A 1X6
Steven West - Britain	Vice-President	Sr. Vice-President of MDS Capital

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 26 of 27 Pages

SC (GP) Inc.: General Partner of SC Biotech

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address One Capital Place, P.O. Box 897, GT Grand Cayman, Cayman Islands.

NAME	POSITION with SC (GP)	PRINCIPAL OCCUPATION

Cardinal Investments Limited	Director	N/A
Woodbourne Associates (Cayman) Limited	Officer	N/A

Cardinal Investments Limited: Sole Director of SC (GP) Inc.

Unless otherwise noted below, each of the listed persons’ principal occupation is a Chartered Accountant and has as his/her business address P.O. Box 1787 GT , Grand Cayman, Cayman Islands, except Woodburne Associates which has as a principal business address P.O. Box 897, GT Grand Cayman, Cayman Islands.

NAME	PLACE of CITIZENSHIP	POSITION with Cardinal Investments	PRINCIPAL OCCUPATION

Alan Milgate	Canada	Director
Alison Hill	Britain	Director	Chartered Secretary
Charlette Clarke	Cayman Islands	Director
Eve Wilson	Britain	Director
Glen Wigney	Canada	Director
Ian Wight	Britain/Cayman Islands	Director
John Benbow	Britain/Cayman Islands	Director
Michael Pilling	Britain	Director
Peter Anderson	Britain	Director
Richard Douglas	Britain/Cayman Islands	Director
Tamara Corbin	Cayman Islands	Director
William Walmsley	Britain/Cayman Islands	Director
Woodbourne Associates (Cayman) Limited	Cayman Company	Secretary	Nominee Company

Woodbourne Associates (Cayman) Limited: Sole Officer of SC (GP), Inc.

Unless otherwise noted below, each of the listed persons’ principal occupation is a chartered accountant and has as his/her business address P.O. Box 1787 GT, Grand Cayman, Cayman Islands.

NAME	PLACE of CITIZENSHIP	POSITION with Cardinal Investments	PRINCIPAL OCCUPATION

Alan Milgate	Canada	Director
Alison Hill	Britain	Director	Chartered Secretary
Charlette Clarke	Cayman Islands	Director
Eve Wilson	Britain	Director
Glen Wigney	Canada	Director
Ian Wight	Britain/Cayman Islands	Director/Secretary
John Benbow	Britain/Cayman Islands	Director
Michael Pilling	Britain	Director
Peter Anderson	Britain	Director
Richard Douglas	Britain/Cayman Islands	Director
Tamara Corbin	Cayman Islands	Director
William Walmsley	Britain	Director
Anne Mervyn	Canada	Director/Assistant Secretary	Executive Secretary

CUSIP No. 249908 10 4	Statement on Schedule 13D	Page 27 of 27 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1

Securities Purchase Agreement dated as of April 21, 2003 by and among DepoMed, Inc. and the purchasers listed on the signature pages attached thereto (incorporated by reference to Exhibit 10.1 to DepoMed, Inc.’s Current Report on Form 8-K, as filed with the SEC on April 25, 2003).

2	Schedule of Purchasers to the Securities Purchase Agreement dated as of April 21, 2003 (filed herewith).

3	Joint Filing Agreement, dated April 29, 2003 (filed herewith).

4	Power of Attorney, dated April 29, 2003 (filed herewith).